UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐Form C: Offering Statement
☐Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
  ☐   Check box if Amendment is material and investors must reconfirm within five business days.
◼   Form C-AR: Annual Report
☐Form C-AR/A: Amendment to Annual Report
☐Form C-TR: Termination of Reporting

Name of issuer
Osiris Media Corp.

Legal status of issuer

> **Form**
> C-Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> 11/07/2017

Physical address of issuer
227 Valley Road, Merion Station, PA 19066

Website of issuer
https://www.osirispod.com/

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$151,683.85	$18,803
Cash & Cash Equivalents	$116,183.85	$3,803
Accounts Receivable	$25,500.00	$5,000
Short-term Debt	$459,502.78	$3,585
Long-term Debt	N/A	$50,000
Revenues/Sales	$69,461.43	$8,676
Cost of Goods Sold	$26,286.15	$26,373
Taxes Paid	N/A	N/A
Net Income	(-$273,037)	($35,782)

The above reflects the consolidated financials of Osiris Media Corp.

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

Osiris Media Corp.
Annual Report
(Exhibit A to Form C-AR)
June 12, 2020



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety.

Osiris Media Corp. is a Delaware C-Corporation, formed on 11/07/2017.

The Company is located at 227 Valley Road, Merion Station, PA 19066.

The Company's website is https://www.osirispod.com/.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The podcast market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The Company's cash position is moderate. The Company currently has $91,180.669 in cash balances as of 06/01/2020. This equates to about 6 months of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive podcast space. Additionally, the product may be in a market where customers will not have brand loyalty.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company does not have an employment contract in place with Randall James Bee II or Thomas Marshall, the founders. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Randall James Bee II or Thomas Marshall were to leave Osiris Media Corp., the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has filed its 2019 taxes, Company had no tax burden for 2019

The Company has conducted transactions with related parties. From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Thomas Marshall and RJ Bree have revenue share agreements with the Company for advertisement revenue their podcasts earn for the Company. The Company will share 70% of the revenue with these individuals under the agreements. Thomas Marshall and RJ Bree are members of the Company's management team.

The Company uses one-off, manual payment methods, such as PayPal and Venmo to disburse ad revenue. Such a process may indicate a lack of proper and effective internal controls, disclosure controls, and/or corporate governance procedures with respect to the payment of vendors and its accounting. Payments through these methods include payments to related parties. Such processes are prone to error, and may lack the necessary oversight and auditing to ensure compliance with payroll, taxation, and other regulations. If the Company fails to implement effective controls and procedures, its ability to operate could be substantially impaired.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has not filed a Form D for its previous offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

BUSINESS

Description of the Business
Today people are bombarded with content, but we believe many people are not finding authentic connections with the topics they care about. And many companies are having a harder time forming relationships with targeted consumers.

As ESPN provided passionate sports fans with a way to connect more deeply with their interests, Osiris is looking to do the same with music and culture. With audio podcasts, video, and live events, we are creating commentary and experiences for music fans to delight and inform—while helping companies connect with a difficult to reach demographic in an authentic way.

Over the past year, we've grown to almost 30 podcasts, and have generated more than 1.7 million downloads across the network.

The podcast industry is growing in impressive ways. The recent acquisition of Gimlet Media by Spotify was one of the biggest deals in the podcasting industry to date, and shows that many big players are seeing the potential in podcasting. And advertisers also see this potential—in 2017, there was $314 million in podcast ad revenue, which was an 86% increase from 2016.

We've built a lot of momentum, and will be focusing our attention and resources on expanding our original, limited-series podcasts with high-profile musicians, while helping our current podcasts grow. We will also invest more time and resources in video and live events, to give fans content that is inspiring and engaging.

Business Plan
What We Do

Our products are unique experiences, delivered via audio podcasts, video, and interactive live events. We bring people closer to the music and topics they're passionate about, whether that's the Grateful Dead, classic rock, or craft beer.

When we launched in 2018, we had 12 podcasts. Now we have nearly 30, averaging at about 150,000 downloads per month. We have podcasts that focus on bands like Phish and the Grateful Dead, interview shows that talk to artists across the musical spectrum, and culture podcasts that discuss parenting, health, art, and more.

To give passionate fans more of an opportunity to engage with music they love, we have produced "Couch Report" videos, where we provide analysis before and after concerts. We've also held several live events, including interviews with artists at existing festivals, concerts, and live podcast recordings.
Audience

Our audience is made up of passionate, educated, and well-off fans:

- 50% listen to 4+ hours of podcasts per week
- 75% have at least a Bachelor's Degree
- 43% have a household income of $100K+
- 76% are aged 25-44
- 50% have bought something after hearing a podcast ad

Customers

Our customers are brands that are trying to reach increasingly difficult-to-reach audiences (young, highly educated, high household income). They pay us to deliver ads on our network read by the voice of the hosts, so they are trustworthy sources of information for the listeners. With promotional codes and deals, the advertiser can form meaningful relationships with our users, who are part of a very targeted and important demographic.

How We Make Money

- CPM based advertising (100% of current revenue)
- Podcast sponsorship (Q3 2019)
- Content creation for corporate partners (Q3 2019)
- Video advertising/sponsorships (Q3 2019)
- Event tickets/sponsorships (Q3 2019)

Our Competitive Edge

Osiris is one of the first to market with a podcast network that focuses on the genres we've started with, including "jam bands" and associated genres (such as indie rock, bluegrass, folk, and classic rock). We believe that these genres are a great way to start building this broader network, as these music fans are passionate and engaged. Moving into video and events further expands our reach and solidifies our market position. Our vision is to expand to cover all genres, and with our listener and advertiser footprint, we are in a good position to maintain this advantage.

We also have a co-founder with a deep history in music, with Tom as a lyricist for Phish. Tom has a unique position in the music community, and has his own brand and network that has been instrumental in helping us grow so quickly. Moving forward, we would identify more people like Tom in other genres to help us expand and grow.
Lastly, we have additional high-profile members of our network who bring their own audiences—including Bob Crawford of The Avett Brothers, Geoff Rickly of Thursday, comedian Mike Finoia, and others.

Our 2019 Product Roadmap

1. Create original, limited-series podcasts with high-profile music and culture personalities (like Jim James of My Morning Jacket and Mike Gordon of Phish) and acquire podcasts focused on bands/genres with passionate fanbases
2. Establish partnerships in media (Rolling Stone), content distribution (Spotify), and music (Red Light Management)
3. Explore verticals where advertiser and audience interest intersect (like cannabis and local music)
4. Use video to drive traffic to our podcasts and engage music fans with a weekly news show and original series
5. Hold events that engage fans in contests, games, and interviews with artists

This product roadmap is a management estimate and is subject to risks and uncertainties. Osiris is currently in discussions with or planning to engage the above opportunities.

The Company's Products and/or Services

Product / Service	Description	Current Market
Media Company	A network of music and culture podcasts	Podcast creators, listeners, and advertisers

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our audience is made up of passionate, educated, and well-off fans of podcasts and music. Our customers are brands that are trying to reach increasingly difficult-to-reach audiences (young, highly educated, high household income). They pay us to deliver ads on our network read by the voice of the hosts, so they are trustworthy sources of information for the listeners. With promotional codes and deals, the advertiser can form meaningful relationships with our users, who are part of a very targeted and important demographic.

Intellectual Property
None.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Randall James Bee II	Co-Founder, CEO (November 2017 - present)	Co-Founder, CEO (November 2017 - present): Guides overall company direction, including financial, strategic, content, marketing, and sales
Thomas Marshall	Co-Founder, Chief Operating Officer (November 2017 - present)	Co-Founder, Chief Operating Officer (November 2017 - present): Guides day-to-day operations and leads content development and acquisition strategy

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain

circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in Washington D.C. and New Jersey.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	1,000,000	YES	N/A	92.4%	N/A
Unissued Option Pool	82,350	N/A	If issued and exercised	0%	N/A
Crowd Note	$391,429	N/A	N/A	N/A	Date of closing: June 18, 2019

The Company has issued the following outstanding Debt:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
SAFE Note	Steven Eisenstadt	$25,000	N/A	N/A	N/A	N/A	Valuation Cap: $6,000,000 Discount rate: 30%
SAFE Note	Suitless, Inc.	$25,000	N/A	N/A	N/A	N/A	Valuation Cap: $6,000,000 Discount rate: 30%
Shareholder Loan	RJ Bee	$7,165.64	N/A	N/A	N/A	N/A	N/A
SAFE Note	PodFund	$75,000	N/A	N/A	N/A	N/A	Valuation Cap: $1,500,000 Discount rate: 80%

During the year ended December 31, 2018, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non- holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2018, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2018, the Company had $50,000 of SAFE obligations outstanding, with a valuation cap of $6,000,000.

Upon conversion, the equity will be issued at a discount rate of 30%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2018, are both consistent with the proceeds received at issuance and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2018.

Aside from the debt listed in the chart above and the Securities issued, the Company has no other debts.

Ownership
A majority of the Company is owned by the founders, Randall James Bee II and Thomas Marshall.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Randall James Bee II	Common Stock	46.2%
Thomas Marshall	Common Stock	46.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Osiris Media, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a media company that produces podcasts.

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
SAFE Note	2018	Regulation D, 506(b)	SAFE Preferred Stock	$25,000	Marketing, content creation, operations, sales, community management
SAFE Note	2018	Regulation D, 506(b)	SAFE Preferred Stock	$25,000	Marketing, content creation, operations, sales, community management
Crowd Note	2019	Reg CF & 506(c)	Convertible Note	$391,429.2	Marketing, content creation, operations, sales, community management

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock
None.

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Thomas Marshall and RJ Bree have revenue share agreements with the Company for advertisement revenue their podcasts earn for the Company. The Company will share 70% of the revenue with these individuals under the agreements. Thomas Marshall and RJ Bree are members of the Company's management team.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Randall James Bee II
_____
(Signature)

Randall James Bee II
_____
(Name)

Founder, CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Randall James Bee II
_____
(Signature)

Randall James Bee II
_____
(Name)

CEO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
_____
(Title)

06/12/2020
_____
(Date)

/s/Thomas Marshall
_____
(Signature)

Thomas Marshall
_____
(Name)

COO, issuer, principal executive officer, principal financial officer, controller, and principal accounting officer
_____
(Title)

06/12/2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



I, Randall Bee, certify that the financial statements of Osiris Media Corp. included in this Form are true and complete in all material respects.

RJB

Randall Bee
CEO
Osiris Media Corp.
6/2/2020

Osiris

PROFIT AND LOSS COMPARISON

January - December 2019

	TOTAL	
	JAN - DEC 2019	JAN - DEC 2018 (PP)
Income		
400 Revenue	-232.61	8,676.42
490 Discounts	8.12	
Advertising Revenue	4,719.28	
Live Event Revenue	2,720.60	
Sales of Product Income	15,020.00	
Services	47,226.04	
Total Income	**$69,461.43**	**$8,676.42**
Cost of Goods Sold		
500 Podcaster Payments	26,286.15	26,372.66
Total Cost of Goods Sold	**$26,286.15**	**$26,372.66**
GROSS PROFIT	**$43,175.28**	**$ -17,696.24**
Expenses		
610 Salaries	185,419.12	
620 Contractors	6,919.00	
650 Labor Burden	17,723.14	
710 Advertising & Marketing	21,984.43	4,686.56
810 Rent	6,972.73	
820 Professional Services	19,552.97	5,000.00
825 Cloud Services	2,427.72	36.00
830 Office & General Expenses	5,585.44	3,040.79
835 Travel	26,990.97	3,497.88
836 Meals - Employees	6,320.97	1,698.87
845 Bank Charges	496.64	
850 Technology Costs	2,020.92	
870 Audio Production Expenses	2,474.35	125.51
Advertising/Promotional	68.73	
DC Taxes	323.00	
Dues & subscriptions	850.00	
Live Event Expense	4,660.23	
Podcast Ads	4,334.50	
Total Expenses	**$315,124.86**	**$18,085.61**
NET OPERATING INCOME	**$ -271,949.58**	**$ -35,781.85**
Other Expenses		
990 Income Taxes	1,087.50	
Total Other Expenses	**$1,087.50**	**$0.00**
NET OTHER INCOME	**$ -1,087.50**	**$0.00**
NET INCOME	**$ -273,037.08**	**$ -35,781.85**

Osiris

BALANCE SHEET COMPARISON

As of December 31, 2019

	TOTAL	
	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PP)
ASSETS		
Current Assets		
Bank Accounts		
102 PNC Checking	116,183.85	3,803.24
Total Bank Accounts	**$116,183.85**	**$3,803.24**
Accounts Receivable		
120 AR	25,500.00	5,000.00
Total Accounts Receivable	**$25,500.00**	**$5,000.00**
Other Current Assets		
130 Prepaid Expenses	10,000.00	10,000.00
Total Other Current Assets	**$10,000.00**	**$10,000.00**
Total Current Assets	**$151,683.85**	**$18,803.24**
TOTAL ASSETS	**$151,683.85**	**$18,803.24**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
210 Account Payable	0.00	3,500.00
Total Accounts Payable	**$0.00**	**$3,500.00**
Credit Cards		
211 CapOne CC (x7115)	6,907.94	85.09
220 Credit Card Liabilities	0.00	
Total Credit Cards	**$6,907.94**	**$85.09**
Other Current Liabilities		
285 SAFE Note	54,000.00	50,000.00
Loan Payable -Founder	0.00	
seed invest	391,429.20	
Shareholder Loan - RJB	7,165.64	
Total Other Current Liabilities	**$452,594.84**	**$50,000.00**
Total Current Liabilities	**$459,502.78**	**$53,585.09**
Total Liabilities	**$459,502.78**	**$53,585.09**
Equity		
300 Equity	1,000.00	1,000.00
390 Retained Earnings	-35,781.85	
Net Income	-273,037.08	-35,781.85
Total Equity	**$ -307,818.93**	**$ -34,781.85**
TOTAL LIABILITIES AND EQUITY	**$151,683.85**	**$18,803.24**

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY/(DEFICIT) (UNAUDITED)

(Amount expressed in United States Dollars—$)

For the year ended Decemeber 31, 2018

	Common stock					
	Shares	**Amount**	**Additional paid-in capital**	**Subscriptions Receivable**	**Accumulated Deficit**	**Total Stockholders' Equity/(Deficit)**
Balance as of January 1, 2018	10,000,000	$10,000	-	-	-	$10,000
Issuance of common stock	-	-	-	-	-	-
Offering costs	-	-	-	-	-	-
Stock-based compensation	-	-	-	-	-	-
Receipt of subscription receivable	-	-	-	-	-	-
Net loss	-	-	-	-	-	-
Balance as of December 31, 2018	10,000,000	$10,000	-	-	-	$10,000

Note 1: Convertible Notes (Seedinvest)

During February 26, 2019 the company issued convertible notes as part of a Regulation CF based funding round, conducted via SeedInvest.com (SI Securities LLC.), and bearing an interest rate of 5%. As of December 31, 2019, the total amount of convertible notes is $322,332.15.

Note 2: Interest,bank charges and fees

	year ended 2019 $(unaudited)
Interests	0
Fundraising fee	33,023.71
Bank charges	496.64
	$33,520.35